# Aquila Solutions, LLC
# Profit & Loss
### January through December 2020

|  | Jan - Dec 20 |
|---|---|
| **Ordinary Income/Expense** |  |
| **Income** |  |
| *Unknown Income | 4,284.12 |
| Uncategorized Income | 2,211.30 |
| Interest Income | 269.99 |
| **Consulting Income** | 1,770,004.11 |
| **Total Income** | 1,776,769.52 |
| **Gross Profit** | 1,776,769.52 |
| **Expense** |  |
| Meals and Entertainment | 294.31 |
| Payroll Expenses | 83.66 |
| Project Managment Software | 8,514.19 |
| Bad check | 0.00 |
| **Payroll** |  |
| SALARY | 262,739.24 |
| REGULAR | 85,074.30 |
| OTHER $ | 51.73 |
| REIMB. | 100.00 |
| BONUS$ | 88,555.08 |
| CO 401K | 5,427.69 |
| CO UNEM- | 1,630.74 |
| FUTA | 458.18 |
| CO FICA | 27,687.84 |
| CO MEDC | 6,475.37 |
| GA ADMIN A | 60.83 |
| Payroll - Other | 11,142.94 |
| **Total Payroll** | 489,403.94 |
| Software - Expense | 9,515.20 |
| Meetings | 4,674.41 |
| IT | 17,683.76 |
| **Marketing** |  |
| Travel Expenses | 1,077.40 |
| Materials | 1,143.55 |
| Advertising | -0.38 |
| Conference | 6,975.00 |
| Marketing - Other | 2,852.67 |
| **Total Marketing** | 12,048.24 |
| Human Resource | 254.00 |
| Accounting | 6,590.79 |
| **Advertising and Promotion** |  |
| Web site | 49.00 |
| Advertising and Promotion - Other | 2,440.38 |
| **Total Advertising and Promotion** | 2,489.38 |
| Automobile Expense | 2,990.00 |
| **Bank Service Charges** |  |
| Paypal Service Fees | 19.68 |
| Bank Service Charges - Other | 1,842.97 |
| **Total Bank Service Charges** | 1,862.65 |
| **Computer and Internet Expenses** |  |
| eCTD Accelerator - Templates | 8,428.50 |
| Internet Service | 2,117.69 |
| Computer and Internet Expenses - O... | 71,578.42 |
| **Total Computer and Internet Expenses** | 82,124.61 |

# Aquila Solutions, LLC
# Profit & Loss
### January through December 2020

|  | Jan - Dec 20 |
|---|---:|
| **Depreciation Expense** | 395.68 |
| **Insurance Expense** | 1,617.50 |
| **Janitorial Expense** | 11,579.81 |
| **Miscellaneous Expense** | 953.95 |
| **Office Supplies** | 19,806.13 |
| **Postage and Delivery** | 17.20 |
| **Professional Fees** | 239.40 |
| **Rent Expense** | 34,144.00 |
| **Repairs and Maintenance** | 7,542.78 |
| **Telephone Expense** | 1,723.82 |
| **Utilities** | 2,762.87 |
| **Total Expense** | 719,312.28 |
| **Net Ordinary Income** | 1,057,457.24 |
| **Other Income/Expense** | |
| **Other Income** | |
| Other income | 171.40 |
| **Total Other Income** | 171.40 |
| **Other Expense** | |
| Ask My Accountant | 0.00 |
| **Total Other Expense** | 0.00 |
| **Net Other Income** | 171.40 |
| **Net Income** | **1,057,628.64** |

# Aquila Solutions, LLC
# Balance Sheet
### As of December 31, 2020

|  | Dec 31, 20 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Financial Accounts** | |
| **Truist** | |
| **Tax CD Account** | 28,500.00 |
| **Tax Savings** | 380,003.27 |
| **Main Checking** | 19,277.86 |
| **Main Savings** | 441,766.72 |
| **Total Truist** | 869,547.85 |
| **Paypal** | 0.25 |
| **Sharebuilder - Money Mar...** | 2.38 |
| **Financial Accounts - Other** | 1.29 |
| **Total Financial Accounts** | 869,551.77 |
| **Total Checking/Savings** | 869,551.77 |
| **Accounts Receivable** | |
| **Accounts Receivable** | 132,917.00 |
| **Total Accounts Receivable** | 132,917.00 |
| **Total Current Assets** | 1,002,468.77 |
| **Fixed Assets** | |
| **Accumulated Depreciation** | -38,985.42 |
| **Furniture and Equipment** | 38,985.42 |
| **Total Fixed Assets** | 0.00 |
| **TOTAL ASSETS** | **1,002,468.77** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **Accounts Payable** | 12.25 |
| **Total Accounts Payable** | 12.25 |
| **Other Current Liabilities** | |
| **Payroll Protection Loan** | 47,100.00 |
| **Payroll Liabilities** | |
| **SMPLIRA** | 691.65 |
| **Total Payroll Liabilities** | 691.65 |
| **Total Other Current Liabiliti...** | 47,791.65 |
| **Total Current Liabilities** | 47,803.90 |
| **Total Liabilities** | 47,803.90 |
| **Equity** | |
| **Paid-in-Capital** | 26,090.03 |
| **Members Draw** | -154,139.65 |
| **Members Equity** | 25,085.85 |
| **Net Income** | 1,057,628.64 |
| **Total Equity** | 954,664.87 |
| **TOTAL LIABILITIES & EQUITY** | **1,002,468.77** |

# Aquila Solutions, LLC
## Statement of Cash Flows
### January through December 2020

|  | Jan - Dec 20 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | 1,057,628.64 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Accounts Receivable | -67,385.00 |
| Loan to Shareholder | 66,732.10 |
| Accounts Payable | 12.25 |
| Payroll Protection Loan | 47,100.00 |
| Loan from Shareholder | -80,531.00 |
| Payroll Liabilities:SMPLIRA | 241.65 |
| **Net cash provided by Operating Activities** | 1,023,798.64 |
| **INVESTING ACTIVITIES** | |
| Accumulated Depreciation | 395.68 |
| **Net cash provided by Investing Activities** | 395.68 |
| **FINANCING ACTIVITIES** | |
| Members Draw | -154,139.65 |
| Members Equity | 100.00 |
| **Net cash provided by Financing Activities** | -154,039.65 |
| **Net cash increase for period** | 870,154.67 |
| **Cash at beginning of period** | -602.90 |
| **Cash at end of period** | **869,551.77** |